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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 26, 2002
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 1-7707
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. AND PARTICIPATING EMPLOYERS SUPPLEMENTAL RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Medtronic, Inc. 710 Medtronic Parkway Minneapolis, MN 55432

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. AND PARTICIPATING EMPLOYERS SUPPLEMENTAL RETIREMENT PLAN

Dated: October 28, 2002	By:	/s/ JANET S. FIOLA Janet S. Fiola Senior Vice President, Human Resources

Medtronic, Inc. and
Participating Employers
Supplemental Retirement Plan
Financial Statements and Supplemental Schedule
April 30, 2002 and 2001

Medtronic, Inc. and Participating Employers
Supplemental Retirement Plan
Index to Financial Statements

Page(s)
Report of Independent Accountants	1
Financial Statements:
Statement of Assets Available for Benefits	2
Statement of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4-8
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes	9

Report of Independent Accountants

To the Participants and Administrator of the
Medtronic, Inc. and Participating Employers
Supplemental Retirement Plan:

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan (the "Plan") at April 30, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held For Investment Purposes at April 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 1, Compensation Committee of the Board of Directors has approved the merger of the Plan into the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
October 11, 2002

Medtronic, Inc. and Participating Employers
Supplemental Retirement Plan
Statement of Assets Available for Benefits
(in 000's)

	April 30,
	2002	2001
Investments at fair value:
Medtronic Common Stock Fund	$128,647	$614,016
Vanguard 500 Index Fund	25,679	130,136
Vanguard PRIMECAP Fund	22,341	115,104
Vanguard Wellington Fund	26,253	97,555
Vanguard Windsor II Fund	11,630	53,331
Vanguard Explorer Fund	6,201	34,712
Vanguard International Growth Fund	4,792	28,652
Vanguard U.S. Growth Fund	2,324	23,401
Vanguard Total Bond Market Index Fund	4,563	17,325
Vanguard Extended Market Index Fund	1,915	9,861
Participant loans receivable	66	14,270

	234,411	1,138,363
Medtronic Interest Income Fund, at contract value	50,896	149,718

Total investments	285,307	1,288,081
Contributions receivable from employees	—	3,361

Assets available for benefits	$285,307	$1,291,442

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc. and Participating Employers
Supplemental Retirement Plan
Statement of Changes in Assets Available for Benefits
(in 000's)

	Year Ended April 30,
	2002	2001
Investment activity:
Interest and dividend income	$7,404	$50,569
Net depreciation in fair value of investments	(27,552)	(169,109)

Total investment loss	(20,148)	(118,540)
Contributions from employees	1,746	77,975
Assets transferred from other plans (Note 7)	1,012	9,630
Assets transferred to other plan (Note 1)	(936,750)	—
Benefit payments	(49,503)	(95,598)
Forfeiture withdrawals	(2,282)	—
Administrative fees	(210)	(40)

Decrease in assets	(1,006,135)	(126,573)
Assets available for benefits:
Beginning of year	1,291,442	1,418,015

End of year	$285,307	$1,291,442

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc. and Participating Employers
Supplemental Retirement Plan
Notes to Financial Statements

1.    Description of the Plan

  The following description of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

  General
  The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the "Company"). The Company established the Plan to help employees increase retirement savings and provide financial security upon retirement. The Plan was available to all eligible regular full-time and part-time employees immediately upon hire. Employee contributions were subject to certain IRS limits on allowable compensation and maximum contribution amounts. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  Transfer of Plan Assets
  The Compensation Committee of Board of Directors of the Company approved the merger of the Plan into the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan (ESOP/SRP). In conjunction with this approval, the assets of the actively employed participants totaling $936,750,000 were transferred into the ESOP/SRP effective May 31, 2001. No further contributions are allowed into this Plan. Participants who have terminated employment or retired as of May 31, 2001 (hereinafter referred to as "Inactive Participants") were given the election to keep their assets in the Plan for a period of up to two years. After May 31, 2003, the remaining Plan assets will be transferred into the ESOP/SRP.

  Administration
  The Qualified Plan Committee oversees the administration of the Plan. The committee appointed Vanguard Fiduciary Trust Company as Trustee of the plan assets and Recordkeeper of the Plan. Vanguard Fiduciary Trust Company (hereinafter referred to as the "Trustee") has been appointed to provide participant services, education, and communication services. The Trustee maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings, losses, disbursement, and expenses credited thereto.

  Contributions
  As a result of the transfer of active participants out of the Plan, there will be no further contributions to this Plan after May 31, 2001. All subsequent employee contributions were made to the ESOP/SRP.

  Prior to May 31, 2001, participating employees could contribute 2% to 15% of eligible earnings on a pre-tax basis to the Plan. Participants did not receive matching allocations directly to the Plan, however Participants received matching allocations of Medtronic common stock to their ESOP/SRP accounts. The matching allocation was based on participants' contributions up to 6% of their eligible compensation, and ranged from 50% to 150% of these contributions. Matching allocations totaled approximately $67,000 (based on monthly contributions for May 2001) and $33,063,000 for fiscal years 2002 and 2001, respectively. Participants were allowed to transfer matching allocated amounts to any of the SRP investment choices. As inactive participants no longer contribute to the Plan, there will be no further matching allocations into the ESOP/SRP.

  Contributions were made to the Plan by participants through payroll deductions. The contributions were allocated to eleven investment choices based upon participant investment decisions. The participants may change the investment decisions at any time by contacting the Trustee. However, any funds exchanged out of the Medtronic Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two exchanges a month in or out of the Medtronic Common Stock Fund.

  Vesting
  Participants are 100% vested in their contributions, including earnings and losses thereon at all times. Participants vested in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and remain fully vested on all Company contributions after five years. Participant forfeitures of nonvested amounts reduced the Company contribution. During fiscal years 2002 and 2001, $292,000 and $867,000, respectively, were forfeited by terminating employees before these amounts became vested. As of May 31, 2001, forfeitures in the Plan were transferred into the ESOP/SRP and reduced Company contributions.

  Distributions
  Inactive Participants must take a complete distribution if the value of their account is $5,000 or less. If the value of the participant's account is greater than $5,000, the participant may elect to defer distribution until a later date, take a cash withdrawal or request a direct rollover. Participant funds invested in Medtronic stock may be taken in-kind or as cash. If the Inactive Participant retired from the Company, the participant also has the option to take monthly installments from the Plan. An active participant who has attained age 59 1/2 may request a cash distribution for all or a part of the value of the account.

  The Company intends to allow Inactive Participants until May 31, 2003 to take a complete distribution from the Plan without taking a complete distribution from the ESOP as well. After this date, if an Inactive Participant elects a complete distribution and has both SRP and ESOP assets, the complete distribution must be taken from both assets. Monthly installments to inactive participants who retired from the Company will be taken from both the SRP and ESOP assets after May 31, 2003.

  Active participants could take hardship withdrawals from the Plan if they incurred financial hardship. The hardship withdrawal is only available to meet immediate and severe financial needs that cannot be met through other available sources in the Plan including the available loan provisions. The amount of the hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed. Inactive participants are not eligible to take hardship withdrawals.

  Upon the death of a participant, the account becomes fully vested and will be paid to the designated beneficiary, or if no beneficiary has been designated, the balance will be paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic stock in-kind or as cash.

  Participant Loans
  Prior to April 30, 2001, participants were limited to only one loan outstanding at a time and could borrow up to 50% of their vested balance not to exceed the maximum loan amount of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deduction in equal amounts over one to five years. The interest rate is calculated as one percentage point over the prime rate in effect at US Bank, N.A., on the first workday of the month in which the loan is made and remains fixed for the duration for the loan. At April 30, 2002, loans receivable were due at various dates through 2007 with interest ranging from 6.0% to 10.5%.

  Effective after April 30, 2001, no new loans were permissible as only active employees are allowed to take a loan from the Plan.

  Termination of the Plan
  Termination or retirement benefits are paid by the Trustee in accordance with the provisions of the Plan and the instructions of Medtronic, Inc., acting as plan administrator. In the event the Plan is terminated, the Company would cause all amounts in the hands of the Trustee to be allocated and distributed to the participants based upon their investment balance.

2.    Summary of Accounting Principles

  Basis of Presentation
  The accompanying financial statements are prepared on the accrual basis of accounting.

  Valuation of Investments
  The Plan's investments are stated at fair value, except for its investment contracts, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Medtronic Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

  Use of Estimates
  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Investment Transactions and Related Investment Income
  Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statement of Changes in Assets the net appreciation (depreciation) in the fair value of its investments which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

  Administrative Expenses
  Administrative expenses are paid by the Plan for the administration of the Plan and maintenance of the accounts. Such expenses consist of recordkeeping fees, trustee fees and account maintenance fees. Participants pay for the fees associated with transactions in the Medtronic Common Stock Fund from their respective Plan accounts. In addition, participants with loans pay an origination and annual loan fees for loan administration and maintenance from their respective Plan accounts.

  Payment of Benefits
  Benefit payments are recorded upon distribution.

  Risks and Uncertainties
  The Plan provides for various participant investment options in funds, which can invest in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk and uncertainty, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

  Concentration of Market Risk
  As of April 30, 2002 and 2001, approximately 45% and 48% of the Plan's assets were invested in the common stock of Medtronic, Inc. The underlying value of the Medtronic Common Stock Fund is entirely dependent on the performance of Medtronic, Inc. and the market's evaluation of such performance. It is at least reasonably possible that the changes in the fair value of Medtronic, Inc. common stock could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.    Investments

  The net (depreciation) appreciation in the fair value of investments during 2002 and 2001, including investments purchased and sold, as well as those held during the year, was as follows (in 000's):

	April 30,
	2002	2001
Medtronic Common Stock Fund	$(15,292)	$(93,477)
Vanguard 500 Index Fund	(4,283)	(20,774)
Vanguard PRIMECAP Fund	(5,647)	(27,058)
Vanguard Wellington Fund	(191)	4,472
Vanguard Windsor II Fund	402	4,898
Vanguard Explorer Fund	221	(7,073)
Vanguard International Growth Fund	(1,708)	(7,543)
Vanguard U.S. Growth Fund	(1,224)	(19,317)
Vanguard Total Bond Market Index Fund	75	557
Vanguard Extended Market Index Fund	95	(3,794)

Net depreciation in fair value of investments	$(27,552)	$(169,109)

  The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and of contracts backed by investment-grade, fixed-income securities and bond mutual funds. These investment contracts are valued at their contract values, which approximate fair value, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issuers or otherwise.

  The average yield of the Medtronic Interest Income Fund was 6.15% and 6.38% for 2002 and 2001, respectively. The crediting interest rate of the Medtronic Interest Income Fund was 6.03% and 6.45% for 2002 and 2001, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, which cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

4.    Related Party Transactions

  The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Trust. Vanguard Trust acts as trustee for all investments of the Plan.

  At April 30, 2002, the Plan held 2,878,653 shares of Medtronic, Inc. common stock valued at approximately $128,647,000. At April 30, 2001, the Plan held 13,767,179 shares of Medtronic, Inc. common stock valued at approximately $614,016,000.

  Total purchases and sales, including purchases and sales of Medtronic stock, for the years ended April 30, 2002 and April 30, 2001 were $28,630,000 and $13,548,000 and $531,526,000 and

  $485,121,000, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

5.    Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of assets available for benefits per the financial statements to Form 5500 (in 000's):

	April 30,
	2002	2001
Assets available for benefits per financial statements	$285,307	$1,291,442
Amounts allocated to withdrawing participants	(3,056)	(4,945)

Assets available for benefits per Form 5500	$282,251	$1,286,497

  The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 (in 000's):

	Year Ended
	2002	2001
Benefits paid to participants per financial statements	$49,503	$95,598
Add: Amounts allocated to withdrawing participants at end of year	3,056	4,945
Less: Amounts allocated to withdrawing participants at beginning of year	(4,945)	(6,579)

Benefits paid to participants per the Form 5500	$47,614	$93,964

  Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to April 30, but have not yet been paid as of that date.

6.    Tax Status

  The Plan received a favorable determination letter from the Internal Revenue Service on March 28, 1996. Although the Plan has been amended since receiving the determination letter, the Plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    Assets Transferred from Other Plans

  During fiscal years 2001, 2000 and 1999, the Company acquired or merged with various companies, including PercuSurge, Inc. and Arterial Vascular Engineering, Inc. In connection with these mergers and acquisitions, $1.0 million and $6.4 million of benefit plan assets were transferred into the Plan during fiscal years 2002 and 2001, respectively.

  During fiscal year 2001, participants transferred assets from the Medtronic, Inc. Employees Stock Ownership Plan into the Plan of $3.2 million.

SUPPLEMENTAL SCHEDULE

Medtronic, Inc. and Participating Employers
Supplemental Retirement Plan
Schedule of Assets Held for Investment Purposes
April 30, 2002
(in 000's)

(a)	(b)	(c)	(d)	(e)
	Fund	Investment Type	Cost**	Current Value
*	Medtronic Common Stock Fund	Company Stock Fund		$128,647
*	Vanguard 500 Index Fund	Registered Investment Company		25,679
*	Vanguard PRIMECAP Fund	Registered Investment Company		22,341
*	Vanguard Wellington Fund	Registered Investment Company		26,253
*	Vanguard Windsor II Fund	Registered Investment Company		11,630
*	Vanguard Explorer Fund	Registered Investment Company		6,201
*	Vanguard International Growth Fund	Registered Investment Company		4,792
*	Vanguard U.S. Growth Fund	Registered Investment Company		2,324
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		4,563
*	Vanguard Extended Market Index Fund	Registered Investment Company		1,915
*	Participant loans receivable	Interest at 6.0% to 10.5% (Due at various dates through 2007)		66
*	Medtronic Interest Income Fund	Unallocated Insurance Contracts		50,896

	Totals			$285,307

*
Denotes party in interest

**
Cost information is excluded as it is no longer required for participant-directed investments

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-37529 and 33-44230) of Medtronic, Inc. of our report dated October 11, 2002 relating to the financial statements of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan which appears on this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
October 25, 2002

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SIGNATURES
Index to Financial Statements
Report of Independent Accountants
Statement of Assets Available for Benefits
Statement of Changes in Assets Available for Benefits
Notes to Financial Statements
SUPPLEMENTAL SCHEDULE
Schedule of Assets Held for Investment Purposes
Consent of Independent Accountants